MERGER FAQS Filed by Heritage Financial Corporation (Commission File No.: 000-29480) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 The following is a letter sent to employees and clients of Heritage Financial Corporation’s subsidiary Heritage Bank, and to employees and clients of Kitsap Bank on September 25, 2025.

MERGER FAQS Why is Kitsap Bank combining with Heritage Bank? Kitsap Bank and Heritage Bank are merging to create a more robust banking platform across the Puget Sound region, providing the scale and capabilities of a larger bank while maintaining the community bank touch customers have come to expect. With one of the strongest economies in the nation, this combination will provide these two great companies, who have similar cultures and business models, with the operational scale to take advantage of growth opportunities within the region. The arrangement will allow the local banking teams to expand services and benefits for customers, employees and the community. Why partner with Heritage Bank? Heritage Bank operates with a banking focus similar to Kitsap Bank and offers a wider network of locations with 50 branches in Washington, Oregon and Idaho. By joining forces, customers will benefit from a wide array of banking services and tools for businesses as well as for consumers. Both banks share a culture of exceptional customer service and commitment to the communities we serve. When will the merger be complete? We expect to obtain regulatory approval sometime in the fourth quarter of 2025, close the merger in the first quarter of 2026 and complete the system conversion late in the third quarter of 2026. Will I have an opportunity to meet with Heritage Bank team members to learn more about their products and services? Yes. Heritage Bank team members will be available to meet with employees and customers to answer any questions that may arise. We want to make sure that Kitsap Bank employees and customers are comfortable about the transition. We also want the transition to be seamless, with minimal impact to existing customer relationships. Can I continue to access my accounts as usual? Yes. Access to all your accounts remains the same. You will continue using your current supply of checks, access online banking and bill pay through the Kitsap Bank website and use your existing ATM/debit card. In the coming months, Heritage Bank will provide ongoing communication about the transition and system conversion. Will the bank routing number and my account number(s) remain the same? Yes, the bank routing number and your account number(s) remain the same at this time. Is there anything I need to do now?

MERGER FAQS Heritage Bank together with the Kitsap Bank team will provide communication updates for Kitsap Bank customers during the integration of the two companies; however, no action by customers is required at this time. Will the Kitsap Bank branches and Interactive Teller Services (ITS) close? No, the Kitsap Bank branches and ITS machines will remain open. What happens to the employees of Kitsap Bank? Heritage Bank is pleased to welcome the Kitsap Bank employees to the team. Heritage understands that change can cause uncertainty, but there are significant opportunities within the combined organization. Like Kitsap Bank, the goal is to retain customers and grow the company with the most experienced, customer-oriented banking professionals in the region. Where can I find more resources on the merger agreement? For complete details on the merger visit the Heritage Financial Corporation website, www.HF- WA.com. Who can I contact for more information? You can stop by Kitsap Bank offices with your questions, call your local office, or visit us online at kitsapbank.com or heritagebanknw.com.

MERGER ADDITIONAL FAQS THROUGH MERGER AND CLOSING If I need something, should I still call Kitsap Bank? Yes, you should still call Kitsap Bank for your banking needs. Will I keep my Kitsap banker and be able to reach them at the same number? Yes, in most cases, the direct phone numbers for Kitsap bankers will remain the same. Can I still contact my Kitsap banker by email? Yes, you should still send emails to bankers at their Kitsap Bank email address. Will I still be able to use my Kitsap Bank checks? Yes, you should continue to use your Kitsap Bank checks. What should I do if I need to order new checks now or in the next couple of months? At this time, please contact Kitsap Bank to order new checks. Will I still be able to use Kitsap Bank’s personal and business online banking platforms? Yes, at this time you should continue to use those platforms as usual, including using your existing login ID and password. How long will the Kitsap Bank website remain accessible? Kitsap Bank’s website will remain accessible until the completion of the systems integration. The site will then be automatically redirected to Heritage Bank’s website at heritagebanknw.com. THROUGH SYSTEM CONVERSION AND AFTER Do I need to provide Heritage Bank with any of my account information? How will bankers know who I am? No. You will continue to work with your local bankers at Kitsap Bank. In the late third quarter of 2026, Kitsap Bank and Heritage Bank will be working closely to transfer all of your account information to Heritage Bank’s systems. When can I start using Heritage Bank locations for my banking services? After system conversion, Kitsap Bank clients may visit any of the Heritage Bank locations in Washington, Oregon and Idaho, if desired. *Please note, while we anticipate the closing of the merger to be completed early in the first quarter of 2026, the conversion of Kitsap Bank’s systems to Heritage Bank’s systems will not take place until late in the third quarter of 2026. Where are Heritage Bank’s offices located? What are the office hours?

MERGER ADDITIONAL FAQS Heritage Bank has 50 banking office in Washington, Oregon and Idaho. Heritage office hours closely align with Kitsap office hours from 9:00 am – 5:00 pm; Monday through Friday. Visit heritagebanknw.com for more details on specific locations. Will I still be able to use my Kitsap Bank debit card? You should continue to use your Kitsap Bank debit card. You will be issued a new Heritage Bank debit card prior to system conversion. More information about your Heritage Bank debit card will be provided prior to conversion. What should I do if I want to send a wire? You should continue to send wires as usual through Kitsap Bank. After conversion, you may also visit any Heritage Bank location to send a wire. Additional information and instructions for submitting wires through online banking will be provided prior to system conversion. How will my product and service fees be affected? We are currently analyzing our collective products and services and will have more information in the coming months. GENERAL What will happen with my Olympic Bancorp shares? Olympic Bancorp shareholders will receive a separate letter from Computershare with details about your shares. Will I still process merchant bankcard through usual channels? Yes, your merchant processing will not be affected by this transition. You will continue to contact the Kitsap team with merchant-related questions.

Cautionary Note Regarding Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (the “Target”) and certain plans, expectations, goals, projections and benefits relating to the merger of the Target with and into Heritage (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage makes regarding the ability of Heritage and the Target to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Heritage and the Target, and the possibility of any termination of the Merger Agreement. Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of management’s control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of Heritage’s shareholders to approve the issuance of Heritage’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Heritage’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Heritage’s issuance of additional shares of Heritage’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, the Target and the combined company. Please refer to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as Heritage’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Heritage nor the Target undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Additional Information and Where to Find It Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed Merger. The registration statement will include a joint proxy statement of Heritage and the Target that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and the Target. Before making any voting decision, the shareholders of Heritage and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Heritage can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1550 or from the Target, upon written request to Olympic Bancorp, Inc., Attn: Corporate Secretary, P.O. Box 9, Port Orchard, Washington 98366. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in this Transaction This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Heritage, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Heritage and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Heritage and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Heritage’s directors and executive officers in the definitive proxy statement of Heritage relating to its 2025 Annual Meeting of Shareholders filed with the SEC on March 21, 2025 and in Heritage’s Annual Report on Form 10- K for the year ended December 31, 2024 filed with the SEC on February 27, 2025. To the extent the holdings of Heritage’s securities by Heritage’s directors and executive officers have changed since the amounts set forth in Heritage’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”